f4kycn130722hcs991

Exhibit 99.1 Description of the Merger

 Effective at 5:00 p.m. Eastern time on July 22, 2013 (the

"Effective Time") and pursuant to Section 253 of the Delaware General

Corporations Law (the "DGCL"), KYCN Acquisition Corporation ("Merger

Sub"), a wholly-owned subsidiary of Contran Corporation ("Contran"),

merged (the "Merger") with and into the issuer, with the issuer surviving the Merger (the "Surviving Corporation").  Other than shares of of the issuer's common stock, par value $0.01 per share ("Common Stock")

owned by Merger Sub immediately prior to the Effective Time and any shares of Common Stock held by the issuer's former stockholders immediately prior to the Effective Time who are entitled to and properly exercise their appraisal rights under, and who comply in all respects with Section 262 of the DGCL, as a result of the Merger, each issued and outstanding share of Common Stock was converted into the right to receive cash equal to $9.00 without interest.  Each share of capital stock of

Merger Sub issued and outstanding immediately prior to the Effective Time was, by virtue of the Merger and without any action on the part of the holder thereof converted into one share of Common Stock, par value $0.01 per share of the Surviving Corporation.  Each share of Common Stock issued and outstanding immediately prior to the Effective Time owned by

Merger Sub was automatically canceled and ceased to exist without any conversion thereof or distribution of consideration delivered in exchange therefor.